Exhibit 99.1

Bellatrix to Hold Conference Call to Discuss Second Quarter 2014 Results

TSX, NYSE MKT: BXE

CALGARY, July 29, 2014 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) will release its 2014 second quarter financial and operating results prior to the market opening on Wednesday, August 6, 2014.  A conference call to discuss the results and address investor questions will be held on August 6, 2014 at 9:00 am MT/11:00 am ET. To participate, please call toll-free 1-888-390-0546 or 416-764-8688. The conference call will also be recorded and available until August 13, 2014 by calling 1-888-390-0541 or 416-764-8677 and entering passcode 631737 followed by the pound sign.

SOURCE Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
1920, 800 - 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com

CO: Bellatrix Exploration Ltd.

CNW 18:25e 29-JUL-14